NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:   RUS

PIERRE BRUNET, O.C., F.C.A., APPOINTED DIRECTOR OF RUSSEL METALS INC.

TORONTO, CANADA -- August 23, 2004  -- Russel Metals Inc. is pleased to announce the appointment of Pierre Brunet to the Company's Board of Directors.

Mr. Brunet is a consultant for National Bank Financial.  Prior thereto, Mr. Brunet served as President and Chief Executive Officer of National Bank Financial and Vice Chairman of the National Bank of Canada.   He serves as a director of several corporations, as well as several non-profit organizations.  Mr. Brunet has just completed a four-year mandate respectively as Vice-Chair and Chair of The Canadian Institute of Chartered Accountants.

Mr. Anthony F. Griffiths, Chairman of the Board, commented, "Mr. Brunet's extensive financial experience and knowledge of Capital Markets will enable him to immediately add value to the Russel Metals Board of Directors.  His prior involvement establishing corporate governance and securities regulation practices provide additional expertise as well."

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy tubular products and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com